Exhibit 99.5

July 31, 2018

Richard D. Phillips

President and CEO of Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

Dear Mr. Phillips:

We are writing to reaffirm our proposal to acquire all of the outstanding shares of Essendant common stock for $11.50 per share in cash, as well as to again express our belief that after engaging in discussions with you, we will be able to identify incremental value opportunities to enable us to increase our all-cash offer significantly above $11.50 per share.

We are confident that our proposal is superior to your transaction with Genuine Parts Company. Our proposal is not subject to financing and has significantly lower antitrust completion risk than the transaction with Genuine Parts Company. In addition, based on the current status of the regulatory review of our proposal by the Federal Trade Commission, we believe that full regulatory approval of our transaction should be achieved several months in advance of any possible approval of the transaction with Genuine Parts Company.

We are confident that your shareholders will find the opportunity presented by our proposal to be more compelling for several reasons, including the following:

•	Our proposal provides Essendant shareholders with superior and more certain value

Staples’ $11.50 per share all-cash proposal provides Essendant shareholders with superior value and certainty compared to the transaction with Genuine Parts Company. Our cash proposal represents a 36% premium to Essendant’s stock price of $8.47 on April 11, 2018 (the unaffected closing price of Essendant’s common stock on the day immediately prior to the announcement of your proposed transaction with Genuine Parts Company) and a 34% premium to the VWAP of $8.58 between the announcement of your proposed transaction with Genuine Parts Company and the date Staples began acquiring shares of Essendant in the open market, May 1, 2018.

Prior to our involvement in this process, your proposed transaction with Genuine Parts Company was valued by the market at well below $10 per share. We believe the market took account of the risks related to realizing projected synergies and also concluded that the pro forma company would trade at best at Essendant’s historical trading ranges of about 7.0x trailing 12 months EBITDA. Given the weak outlook disclosed in your Form S-4, we believe the likely multiple would trade below 7.0x EBITDA. We cannot see any basis for your current trading price other than our involvement in the process.

Staples, Inc.	500 Staples Drive, Framingham, MA 01702

•	Realization of Essendant’s business plan is fraught with substantial transaction, execution and operating risk that imperils shareholders’ value

The proposed combination of the Essendant and S.P. Richards businesses, through a complicated carve-out, is subject to substantial execution risk as well as material costs. The assertion that the combined company will have immediate realization of $75 million of run-rate synergies is unrealistic, as is the assertion that the pro forma company would have $300 million of EBITDA, since it includes those synergies as well as a $20 million benefit to EBITDA related to financial engineering in switching from FIFO to LIFO accounting. Applying a realistic pro forma EBITDA and realistic pro forma trading multiple would result in a value of your proposed combination well below $10 per share.

Further, a combination of Essendant with S.P. Richards exposes Essendant shareholders to continued secular challenges and years of continued revenue decline. These headwinds will persist for an extended period of time as a result of the core office products market continuing to shrink and as Staples, and other companies of scale, increasingly buy directly from manufacturers instead of through Essendant or S.P. Richards. The weak sales and the margin deterioration in your recently announced second quarter results illustrate these challenges in high relief. In particular, the core business, excluding the auto and industrial categories, was down approximately 2.6% YoY with mix shift towards lower margin products such as paper and increasing pressure on allowances. The contemplated combination provides no strategic rationale to arrest this downward sales pressure.

•	Regulatory approval more certain for our proposal

We have conducted a thorough review and analysis of the antitrust considerations relating to our proposed transaction, including engaging experienced antitrust counsel. We are confident that our proposed transaction will receive regulatory approval several months in advance of your proposed transaction with Genuine Parts Company (if your proposed transaction receives such regulatory approval at all). The draft Merger Agreement that we are submitting today to you and your counsel contains the same regulatory assurances as those contained in your proposed transaction with Genuine Parts Company. We look forward to sharing with your counsel the conclusions of our extensive antitrust work.

Failure to secure regulatory approval for the Genuine Parts Company transaction would, we believe, have a dramatic negative impact on Essendant’s stock price.    Based on current financial results and applying a multiple of 7.0x EBITDA, we believe Essendant’s stock would trade below $5 per share should the Genuine Parts Company transaction not receive regulatory approval. In light of this significant risk, we believe the Board’s continued support of the Genuine Parts Company transaction, to the exclusion of our proposal, is unwarranted and disserves shareholders.

Staples, Inc.	500 Staples Drive, Framingham, MA 01702

In sum, not only does our proposal deliver more value to your shareholders, but it does so more quickly and with more certainty than your pending transaction with Genuine Parts Company. We have instructed our counsel to reach out to yours to finalize an “Acceptable Confidentiality Agreement” which we believe can be signed today or tomorrow so long as it does not restrict our ability to launch a tender offer. We are also forwarding you today a draft Merger Agreement for your review that reflects the terms of our proposal outlined above. In addition, Staples would also agree to fund the $12 million break-up fee should you become obligated to pay that sum to Genuine Parts Company upon termination of the existing merger agreement in order to enter into an agreement with Staples.

We are prepared to commit all necessary resources to negotiate the Merger Agreement. We and our financial and legal advisors remain prepared to meet with you and your advisors to answer any questions you may have and to work toward announcing a transaction as soon as possible.

We hope that the Essendant Board of Directors decides to engage constructively with us as soon as possible in order to reach agreement on a business combination that offers an unparalleled opportunity for the Essendant shareholders.

Sincerely, Staples, Inc.

/s/ Stefan Kaluzny
Stefan Kaluzny Director

cc:	Charles K. Crovitz

Chairman of the Board of Directors of Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

Staples, Inc.	500 Staples Drive, Framingham, MA 01702